Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Prufesh R. Modhera, Esq. (202) 419-8417 pmodhera@stradley.com

February 5, 2009

Via EDGAR Rebecca Marquigny, Esquire Tony Burak Division of Investment Management

Rebecca Marquigny, Esquire Tony Burak Division of Investment Management U. S. Securities and Exchange Commission
100 F Street, N.E. Washington, DC 20549

RE:	Nationwide Variable Insurance Trust –
Registration Statement on Form N-14 (File Number: 333-156608)

Dear Ms. Marquigny and Mr. Burak:

     This letter responds to each of the comments provided orally to me on February 3 and 4, 2009, regarding the registration statement on Form N-14 (the “Registration Statement”) filed by Nationwide Variable Insurance Trust (the “Registrant”). The Registration Statement was filed to (1) register Class I and Class II shares of beneficial interest, without par value, of NVIT Multi-Manager Mid Cap Growth Fund (the “Multi-Manager Fund”), a series of the Registrant, that will be issued to the shareholders of NVIT Mid Cap Growth Fund (the “Mid Cap Growth Fund”), a series of the Registrant, in connection with the transfer of substantially all of the assets of the Mid Cap Growth Fund to the Multi-Manager Fund in exchange for Class I and Class II shares of beneficial interest of the Multi-Manager Fund and (2) register Class II shares of beneficial interest, without par value, of NVIT Investor Destinations Moderate Fund (the “ID Moderate Fund”), a series of the Registrant, that will be issued to the shareholders of JPMorgan NVIT Balanced Fund (the “Balanced Fund”), a series of the Registrant, in connection with the transfer of substantially all of the assets of the Balanced Fund to the ID Moderate Fund in exchange for Class II shares of beneficial interest of the ID Moderate Fund, pursuant to the Plan of Reorganization and Plan of Reorganization and Liquidation, respectively, that will be voted on by shareholders of the Mid Cap Growth Fund and the Balanced Fund at a meeting of shareholders that is currently scheduled to be held on April 14, 2009.

     For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment. We have addressed the comments provided by each of you separately in this letter.

Philadelphia, PAl Malvern, PAl Harrisburg, PAl Wilmington, DEl Cherry Hill, NJl Washington, DC

A Pennsylvania Limited Liability Partnership

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission February 5, 2009 Page 2

The revisions indicated below will be included in Registrant’s subsequent filing under Rule 497 related to the Registration Statement.

     In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

§	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
§	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and
§	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Rebecca Marquigny’s Comments

1.

Comment – To comply with the requirements of Item 1(b) of Form N-14 with regard to the presentation of certain information on the outside front cover page of the prospectus/proxy statement, move the section “Notice of Special Meeting of Shareholders” before “Important Shareholder Information.”

Response – Registrant has made the requested change.
2.

Comment – In “Important Information to Help You Understand and Vote on the Proposals” for both Proposals, revise the answer to the question “What reorganization is the Board proposing?” to convey, in plain English, the purpose and effect of the transaction.

Response – Registrant has made the requested change.
3.

Comment – In “Important Information to Help You Understand and Vote on the Proposals” for both Proposals, revise the answer to the question “How will the Transaction benefit shareholders?” to indicate which shareholders (the Acquired Fund, Acquiring Fund, or both) will potentially benefit from the transaction.

Response – Registrant has made the requested change.
4.	Comment – In “Important Information to Help You Understand and Vote on the Proposals” for Proposal 1, clarify the portion of the answer to the question “How will the Transaction benefit shareholders?” that states the portfolio of the Mid Cap Growth Fund has historically been managed in substantially the same manner as the Multi-Manager Fund.

2

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission February 5, 2009 Page 3

Response – Registrant has made the requested change.
5.

Comment –In “Important Information to Help You Understand and Vote on the Proposals” for both Proposals, revise the answer to the question “What is the anticipated timetable for the Transaction?” to indicate, in the last sentence, other possible methods for revoking the proxy besides attending the Meeting and voting in person.

Response – Registrant has made the requested change.
6.

Comment – In “Important Information to Help You Understand and Vote on the Proposals” for Proposal 2, revise the answer to the question “Why has the Board proposed this reorganization?” in the second bullet point to balance the information presented. In addition, in the same bullet point, please reword the phrase “distribution opportunities” so that it reads in plain English.

Response – Registrant has made the requested changes.
7.

Comment – In “Important Information to Help You Understand and Vote on the Proposals” for Proposal 2, revise the answer to the question “How will the Transaction benefit shareholder?” in the first bullet point to reflect the differences of strategy between asset allocation of the ID Moderate Fund and individual security selection of the Balanced Fund. The similarity of these two strategies appears to be overstated.

Response – Registrant has made the requested change.
8.

Comment – In “Important Information to Help You Understand and Vote on the Proposals” for Proposal 2, revise the answer to the question “How will the Transaction benefit shareholders?” in the second bullet point to remove the phrase “At a broad level” and clarify the first bullet point related to the similarity of both Funds’ investment strategies since one fund is a fund-of- funds and the other is a stand-alone fund.

Response – Registrant has made the requested changes.
9.	Comment – Please provide the 1933 Act number for all documents that are incorporated by reference into the Proxy Statement/Prospectus.
Response – Registrant has made the requested change.

3

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission February 5, 2009 Page 4

10.	Comment – To comply with the requirements of Item 3(b) of Form N-14, consider, if possible, shortening the summary sections of both Proposals in the Proxy Statement/Prospectus.
Response – Registrant has reviewed the summary sections of both Proposals and believes that the summary sections comply with Item 3(b) of Form N-14.
11.

Comment – In the Proxy Statement/Prospectus for both Proposals, revise the answer to the question “How do the investment objectives, strategies and policies of the [Acquired Fund] and the [Acquiring Fund] compare?” to reflect the differences in strategies between the Funds.

Response – Registrant has made the requested change.
12.	Comment – In the Proxy Statement/Prospectus for both Proposals, insert, if applicable, the drawbacks to the transactions.
Response – Registrant has made the requested change.
13.

Comment – In the Proxy Statement/Prospectus for Proposal 1, revise the answer to the question “What are the principal risks associated with investments in the Mid Cap Growth Fund and the Multi-Manager Fund?” to include a statement indicating that an investment in the Multi-Manager Fund may carry additional risks.

Response – Registrant has made the requested change.
14.	Comment – In the Proxy Statement/Prospectus for both Proposals, replace “None” with “N/A” in the Fee Tables.
Response – Registrant has made the requested change.
15.

Comment – In the Proxy Statement/Prospectus for both Proposals, include the following as a preamble to the Fee Tables: “This table describes the fees and expenses that you may pay when buying and holding shares of the Fund, depending on the share class you select.”

Response – Registrant has made the requested change.
16.	Comment – In the Proxy Statement/Prospectus for both Proposals, include a sentence in the preamble to the Fee Tables that indicate variable insurance contract charges are not reflected in the Fee Table and if such charges were reflected, the fees would be higher.

4

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission February 5, 2009 Page 5

Response – Registrant has made the requested change.
17.

Comment – In the response letter, confirm that, in Proposal 1, the Acquiring Funds’ fees and expenses will remain lower than the Acquired Funds’ fees and expenses, even after the expiration of the current fee waiver on May 1, 2009.

Response – Registrant confirms that the Acquiring Fund’s fees and expenses will remain lower than the Acquired Fund’s fees and expenses. The Board of Trustees has approved the continuation of the current fee waiver until May 1, 2010, which, per Tony Burak, Registrant is permitted to add into the footnote.

18.

Comment – In the Proxy Statement/Prospectus for both Proposals, revise the answer to the question “What are other key features of the Funds?” to include a comparison of the Underwriting Agreements and Rule 12b-1 Plans of the Acquired Fund and the Acquiring Fund. If the Underwriting Agreements and Rule 12b-1 Plans are identical, you may state that in the section instead.

Response – Registrant has made the requested change. Registrant notes that the Underwriting Agreements and Rule 12b-1 Plans are identical.
19.

Comment – In the Proxy Statement/Prospectus for both Proposals, revise the answer to the question “What are other key features of the Funds?” to include a brief summary of each Fund’s procedures with regard to “Purchases, exchange and redemption procedures” and “Dividends, distributions, and taxes.” Also, include a comparison of differences and, if none, you may state that instead.

Response – Registrant has made the requested change. Registrant notes that the procedures are identical.
20.	Comment – In the response letter, confirm that there were no adverse Board considerations with regard to the Transactions.
Response – Registrant confirms that there were no adverse Board considerations with regard to the Transactions.
21.	Comment – In the Proxy Statement/Prospectus for both Proposals, include the last sentence in the section “Reasons for the Transaction” as a question and answer item in the section entitled “Information About the Transaction and the Plan.”

5

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission February 5, 2009 Page 6

Response – Registrant has made the requested change.
22.

Comment – In the Proxy Statement/Prospectus for both Proposals, revise the answer to the question “Who will pay the expenses of the Transaction?” to include a statement of who will pay for brokerage costs. If the Fund will pay for brokerage costs, state that shareholders will ultimately pay for the brokerage costs.

Response – Registrant has made the requested change.
23.

Comment – In the response letter, please make a representation that, if applicable, there are no differences between the rights of security holders of the Acquired Funds and the Acquiring Funds. If there are any differences, please comply with the requirements of Item 4(a)(5) of Form N-14.

Response – Registrant confirms that there are no differences between the rights of security holders of the Acquired Funds and Acquiring Funds.
24.

Comment – In the Proxy Statement/Prospectus for both Proposals, move the section “Comparison of Investment Objectives, Strategies, Policies and Risks” after the section entitled “Summary” and before the section entitled “Reasons for the Transaction.”

Response – Registrant has made the requested change.
25.

Comment – In the Proxy Statement/Prospectus for both Proposals, revise the answer to the question “What vote is necessary to approve the Plan?” to include a statement that due to proportional voting, a small number of shareholders may carry the vote. In addition, explain whether quorum will be satisfied by proportional voting.

Response – Registrant has made the requested changes.
26.

Comment – In the Proxy Statement/Prospectus for Proposal 2, revise the answer to the question “How do the investment objectives, strategies and policies of the Balanced Fund and the ID Moderate Fund compare?” to include a statement that the asset allocation strategy of the ID Moderate Fund is different than the individual security selection strategy of the Balanced Fund, but that the ultimate goals of both Funds are similar.

Response– Registrant has made the requested change.

6

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission February 5, 2009 Page 7

27.

Comment – In the Proxy Statement/Prospectus for Proposal 2, indicate, if applicable, that because the ID Moderate Fund invests in other affiliated mutual funds, the Transaction may provide benefits to the Registrant.

Response – Registrant has made the requested change.
28.	Comment – In the Proxy Statement/Prospectus for Proposal 2, add language to the preamble to the Fee Tables to indicate that the ID Moderate Fund pays two layers of fees.
Response – Registrant has made the requested change.
29.

Comment – In the Proxy Statement/Prospectus for Proposal 2, revise the answer to the question “Who will pay expenses of the Transaction?” to include a similar discussion as in the “Reasons for the Transaction” regarding brokerage costs associated with liquidating the Balanced Fund portfolio prior to the consummation of the Transaction.

Response – Registrant has made the requested change.
30.	Comment – If practical, eliminate Appendix C and include the 5% holder information in the Proxy Statement/Prospectus.
Response – Registrant will include the 5% holder information in the body of the Proxy Statement/Prospectus rather than as a separate appendix.

Tony Burak’s Comments

1.

Comment – In the Proxy Statement/Prospectus for both Proposals, revise the answer to the question “What is the purpose of Proposal [1] or [2]?” to specify which share classes are involved in the applicable reorganization.

Response – Registrant has made the requested change.
2.

Comment – In the Proxy Statement/Prospectus for Proposal 1, please confirm whether the statement related to the portfolio turnover rates is accurate as discussed in the answer to the question “What are the principal risks associated with investments in the Mid Cap Growth Fund and the Multi-Manager Fund?”

Response – Registrant has deleted the sentence related to portfolio turnover rates.

7

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission February 5, 2009 Page 8

3.	Comment – In the Fee Tables for Proposal 1, the fee waiver cannot be included in the Fee Table since it will expire on May 1, 2009, which is less than one year.
Response – Please see the response to Question 17 above.
4.	Comment – In the Proxy Statement/Prospectus for both Proposals, revise the Performance Table to include the benchmark index for each Fund.
Response – Registrant has made the requested change.
5.	Comment – In the Proxy Statement/Prospectus for both Proposals, revise the Capitalization Table to include a footnote that explains the figures in the “Pro Forma Adjustment to Capitalization” column.
Response – Registrant has made the requested change.
6.

Comment – In the Proxy Statement/Prospectus for Proposal 2, revise the answer to the question “Who will pay the expenses of the Transaction?” to include an estimate of the total brokerage costs and the per share amount of the brokerage costs.

Response – Registrant has made the requested change.
7.

Comment – In the Proxy Statement/Prospectus for Proposal 2, please confirm the reference to the Balanced Fund in the question “What are the tax consequences of the Transaction?” in (v) and (vi). In addition, please confirm the same language in 9(G)(6) and 9(G)(7) of the Plan of Reorganization as well.

Response – Registrant has made appropriate changes to the Proxy Statement/Prospectus and the Plan of Reorganization.
8.

Comment – On page A-1 and B-1 of the Plan of Reorganizations, please revise in Section 1(a) the disclosure stating that the Acquired Fund will set aside amounts necessary to pay the Acquired Fund’s costs and expenses of carrying out the Plan, because NFA will pay for the costs of the Transaction.

Response – Registrant has made appropriate changes to the Plan of Reorganizations.

8

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission February 5, 2009 Page 9

9.	Comment – In the Pro Forma Statement of Assets and Liabilities, Pro Forma Statement of Operations, and Pro Forma Schedule of Investments, please change the heading to read “As of December 31, 2008.”
Response – Registrant has made the requested changes.
10.	Comment – In the Pro Forma Statement of Assets and Liabilities and Pro Forma Schedule of Investments, add footnote(s) to explain the changes shown in the “Pro Forma Adjustments” column.
Response – Registrant has made the requested change.
11.	Comment – In the Pro Forma Statement of Operations, please provide a footnote to explain securities lending income.
Response – Registrant has made the requested change.
12.	Comment – In the Pro Forma Statement of Operations, with regard to Earnings Credit, please remove the reference to “Note 6.”
Response – Registrant has made the requested change.
13.

Comment – For the Pro Forma Schedule of Investments, please combine the three Schedules (NVIT Mid Cap Growth Fund, NVIT Multi-Manager Mid Cap Growth Fund, and NVIT Multi-Manager Mid Cap Growth Fund after Transaction) into one combined Pro Forma Schedule of Investments and also include columns for Pro Forma Adjustments.

Response – Registrant has combined the tables as requested. However, Registrant will not be including the “Pro Forma Adjustments” column because there are no adjustments.
14.	Comment – For the Pro Forma Schedule of Investments, please include a percentage of net assets of investments in each country and sector after the Transaction.
Response – Registrant has made the requested change.
15.	Comment – Please remove Footnotes (a), (b), and (c) from the Pro Forma Schedule of Investments.
Response – Registrant has made the requested change.

9

Rebecca Marquigny, Esquire Tony Burak U.S. Securities and Exchange Commission February 5, 2009 Page 10

16.

Comment – In Note (1) to the Pro Forma Notes to Financial Statements, in the section “Basis of Pro forma Presentation,” please remove “six months ended December 31, 2008” and replace with “March 28, 2008 to December 31, 2008.”

Response – Registrant has made the requested change.
17.	Comment – Include a Note to the Pro Forma Notes to Financial Statements that indicates which Fund (Acquiring Fund or Acquired Fund) will be the surviving Fund for accounting purposes.
Response – Registrant has made the requested change. The Acquiring Fund is the surviving Fund for accounting purposes.
18.

Comment – In the Pro Forma Notes to Financial Statements, please confirm the accuracy of (1) the amount NFA paid the subadvisers, (2) Administrative Service Fees paid to NFS by the Multi-Manager Fund, and (3) the Multi- Manager Fund’s portion of the Trust’s fees related to Rule 38a-1 Compliance Program.

Response – Registrant has changed the amounts related to (1), (2) and (3) above to $1,125,867, $336,047, and $162, respectively.

* * *

     Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8417 or in my absence, Christopher Zimmerman at (202) 419-8402.

Respectfully submitted,

/s/ Prufesh R. Modhera Prufesh R. Modhera

cc:	Allan Oster, Esquire Barbara A. Nugent, Esquire Christopher J. Zimmerman, Esquire

10